Exhibit 21.1
SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2007

State of Jurisdiction
Subsidiary	of Incorporation

SIFCO Custom Machining Company	Minnesota
SIFCO Holdings, Inc.	Delaware
SIFCO Irish Holdings, Limited	Ireland
SIFCO Applied Surface Concepts	France
SIFCO Applied Surface Concepts (UK), Limited	United Kingdom
SIFCO Turbine Components Limited	Ireland
SIFCO Applied Surface Concepts Sweden AB	Sweden